Exhibit 99.1

Phoenix New Media Announces New Program License Agreement with Phoenix TV

BEIJING, China, August 24, 2021 – Phoenix New Media Limited (“Phoenix New Media,” “ifeng” or the “Company”) (NYSE: FENG), a leading new media company in China, today announced that it has, through one of its affiliated consolidated entities (the “Licensee”), entered into a new program resource license and cooperation agreement (the “2021 Program License Agreement”) with a subsidiary of its parent company, Phoenix Satellite Television Holdings Limited (“Phoenix TV”), and terminate the existing program resource license and cooperation agreement between the parties entered into on January 15, 2020.

According to the 2021 Program License Agreement, Phoenix TV grants the Licensee exclusive right to broadcast copyrighted video content and the derived audio content from three television channels of Phoenix TV and its subsidiaries on the internet in Mainland China with such content also broadcasted on the three television channels of Phoenix TV and its subsidiaries. Phoenix TV also grants the Licensee the right to sublicense such contents. The annual fees payable to Phoenix TV by the Company for such content licenses will be RMB45.0 million and the 2021 Program License Agreement has a term of three years.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated Internet platform, including PC and mobile, in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet through their PCs and mobile devices. Phoenix New Media's platform includes its PC channel, consisting of ifeng.com website, which comprises interest-based verticals and interactive services; its mobile channel, consisting of mobile news applications, mobile video application and mobile Internet website; and its operations with the telecom operators that provides mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media's strategic and operational plans, contain forward−looking statements. Phoenix New Media may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC") on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media's beliefs and expectations, are forward−looking statements. Forward−looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward−looking statement, including but not limited to the following: the Company's goals and strategies; the Company's future business development, financial condition and results of operations; the expected growth of online and mobile advertising, online video and mobile paid services markets in China; the Company's reliance on online and mobile advertising and MVAS for a majority of its total revenues; the Company's expectations regarding demand for and market acceptance of its services; the Company's expectations regarding maintaining and strengthening its relationships with advertisers, partners and customers; the Company's investment plans and strategies, fluctuations in the Company's quarterly operating results; the Company's plans to enhance its user experience, infrastructure and services offerings; the Company's reliance on mobile operators in China to provide most of its MVAS; changes by mobile operators in China to their policies for MVAS; competition in its industry in China; relevant government policies and regulations relating to the Company; and the effects of the COVID-19 on the economy in China in general and on the Company's business in particular. Further information regarding these and other risks is included in the Company's filings with the SEC, including its registration statement on Form F-1, as amended, and its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward−looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Qing Liu

Email: investorrelations@ifeng.com

ICR, Inc.

Robin Yang

Tel: +1 (646) 405-4883

Email: investorrelations@ifeng.com